SHEARMAN & STERLING LLP

599 LEXINGTON AVENUE | NEW YORK | NY | 10022 5069

WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179

November 8, 2006

H. Roger Schwall
US Securities and Exchange Commission
Division of Corporate Finance
Room 7010
100 F Street, N.W.
Washington, D.C. 20549

Venezuelan National Petroleum Company

Dear Mr. Schwall:

Reference is made to your letter of November 3, 2006 to my client, Petroleos de Venezuela S.A. (Venezuelan National Petroleum Company) in respect of its Form 15 filed May 25, 2006. As I discussed with you and Paul Dudek on the telephone on Monday, the Company understands that it is obligated to file its Form 20F in respect of its fiscal year 2004 before it terminates its reporting obligation with the Commission. The Company confirms that it intends to file its 2004 annual report in the next couple of weeks. The Company filed the Form 15 when it did to advise the Commission that, having redeemed all of its outstanding bonds which were registered with the Commission, it did not intend to continue reporting to the Commission in the future. As provided in your letter, the Company acknowledges the following:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MANNHEIM | MENLO PARK
MUNICH | NEW YORK | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SINGAPORE | TOKYO | TORONTO | WASHINGTON. DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS

H. Roger Schwall
Page 2

November 8, 2006

Please let me know if you need any further information.

Very truly yours



Antonia E. Stolper

cc: Mr. Paul Dudek – Securities and Exchange Commission
       Mr. Rafael Ramirez – PDVSA
       Mr. Antonio Simancas – PDVSA